

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 18, 2017

Via E-mail
Mr. Richard D. Moss
Chief Financial Officer
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, NC 27105

Re: **Hanesbrands Inc.**
Form 10-K for the Year Ended January 2, 2016
Filed February 5, 2016
Form 8-K filed October 27, 2016
Response dated January 5, 2017
File No. 001-32891

Dear Mr. Moss:

We have reviewed your January 5, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2016 letter.

Form 10-K for the Fiscal Year Ended January 2, 2016

Items 2.02, 7.01 and 9.01 Form 8-K filed October 27, 2016
Exhibit 99.1
Reconciliation of Select GAAP Measures to Non-GAAP Measures

1.   We note your response to comment 2 and understand that your adjustments include "certain purchase accounting items" within acquisition and integration costs. Please further describe and quantify these "certain purchase accounting items" and tell us why they are not considered normal, recurring, cash operating expenses necessary to operate your business.

2.   We note your proposed disclosure indicates that costs for information technology are included in both your acquisition and integration costs and in your foundational costs. Please tell us how you differentiate information technology costs included as acquisition and integration costs from those included as foundational costs.

You may contact Myra Moosariparambil at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3650 with any other questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining